Exhibit (a)(5)

Celanese AG Frankfurter Straße 111 61476 Kronberg im Taunus Germany

Kronberg, 09/16/04

Dear Shareholder:

Enclosed please find the Solicitation/Recommendation Statement on Schedule 14D-9 filed today by Celanese AG with the U.S. Securities and Exchange Commission. The Schedule 14D-9 was required to be filed in response to the Schedule TO filed by BCP Crystal Acquisition GmbH & Co. KG and certain related entities with the U.S. Securities and Exchange Commission on September 2, 2004. We are required by the applicable U.S. securities laws to send the enclosed Schedule 14D-9 to you.

BCP, an acquisition entity controlled by a number of investment funds advised by The Blackstone Group, is required by German law to make an offer to the minority shareholders of Celanese AG in connection with a domination and profit and loss transfer agreement BCP entered into with Celanese AG on June 22, 2004 and which was approved at the Extraordinary General Meeting of Celanese AG on July 30 and 31, 2004.

As further explained in the enclosed Schedule 14D-9, at a meeting held on September 14, 2004, the Celanese AG Board of Management decided not to express an opinion towards the offer but to remain neutral.

If you have any questions about the offer, you can call the special hotline set up by BCP at 00-800-7710-9970 (toll-free in Germany), 00-800-7710-9971 (toll-free in the EU), 1-877-750-5836 (toll-free in the U.S. and Canada) or +1-646-822-7403 (collect call if made from any other country).

Sincerely,

Claudio Sonder
Chairman of the Board of Management

Chairman of Supervisory Board: Bernd Thiemann

Board of Management: Claudio Sonder, Chairman; David N. Weidman (Vice-Chairman), Lyndon Cole, Andreas Pohlmann, Perry W. Premdas
Registered place of business: Kronberg im Taunus • Commercial register: Königstein im Taunus, HRB 5277